EXHIBIT 99.2

August 12, 2021

VIA EMAIL:

Board of Directors
Pilgrim’s Pride Corporation
1770 Promontory Circle
Greeley, CO 80634

Dear Members of the Board of Directors:

JBS S.A. (“JBS”) is pleased to submit this proposal to acquire all of the outstanding shares of common stock of Pilgrim’s Pride Corporation (the “Company” or “PPC”) that are not owned by JBS or its subsidiaries for a purchase price of $26.50 per share in cash (the “Proposal”).  The Board of Directors of JBS has unanimously authorized the submission of this Proposal.  Our Proposal offers immediate liquidity to the Company’s public stockholders at an extremely attractive value.

Our Proposal, which exceeds PPC’s 52-week high trading price, represents a 17% premium to today’s closing price of PPC’s shares of common stock, a 26% premium to the closing price one week ago, and a 22% premium to today’s trailing 30-calendar day closing average.

We wish to emphasize that, in our capacity as a stockholder of the Company, we are only interested in acquiring the shares of the Company that we do not currently own, and accordingly we have no interest in a disposition or sale of our holdings in the Company and we have no interest in participating in an alternative change of control transaction involving the Company.  In our capacity as a stockholder of the Company, we would not vote in favor of any alternative sale, merger or similar transaction involving the Company.

It is our expectation that a fully empowered special committee of independent and disinterested directors appointed by the Company’s Board of Directors will consider our Proposal and make a recommendation to the Company’s Board of Directors.  We will not move forward with the Proposal unless it is approved by such a special committee, advised by independent legal and financial advisors.  In addition, our Proposal will be subject to a non-waivable condition requiring the approval of a majority of the aggregate voting power represented by the shares of PPC common stock that are not owned by JBS or its affiliates.

This Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal in any respect at any time.  No legal obligation with respect to the Proposal or any other transaction shall arise unless and until mutually acceptable definitive transaction documentation is executed by JBS and PPC.

We are available at your convenience to discuss any aspects of our Proposal.

Sincerely,

/s/ Jeremiah Alphonsus O’Callaghan	/s/ Guilherme Perboyre Cavalcanti
Jeremiah Alphonsus O’Callaghan	Guilherme Perboyre Cavalcant
Officer	Officer
JBS S.A.	JBS S.A.